Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-130251

PROSPECTUS SUPPLEMENT NO. 10
DATED June 6, 2007
(To Prospectus Dated August 7, 2006)

LIQUIDMETAL TECHNOLOGIES, INC.

11,614,322 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated August 7, 2006, of Liquidmetal Technologies, Inc., as supplemented by Supplement #1, dated August 9, 2006, Supplement #2, dated August 16, 2006, Supplement #3, dated October 12, 2006, Supplement #4, dated October 24, 2006, Supplement #5, dated November 14, 2006, Supplement #6 dated January 4, 2007, Supplement #7 dated March 16, 2007, Supplement #8 dated April 25, 2007, and Supplement #9 dated May 15, 2007.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplements #1, #2, #3, #4, #5, #6, #7, #8 and #9 thereto.  The Prospectus relates to the public sale, from time to time, of up to 11,614,322 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplements #1, #2, #3, #4, #5, #6, #7, #8, and #9.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed by us with the Securities and Exchange Commission on June 6, 2007.

We may amend or supplement the Prospectus, as supplemented, from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus, as previously supplemented) is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 6, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   June 1, 2007

LIQUIDMETAL TECHNOLOGIES, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-31332	33-0264467
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

30452 Esperanza
Rancho Santa Margarita, California 92688
 (Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (949) 635-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

LIQUIDMETAL TECHNOLOGIES, INC.

FORM 8-K

Item 1.01.  Entry into a Material Definitive Agreement.

On June 1, 2007, Liquidmetal Technologies, Inc., a Delaware corporation (the “Company”), entered into a definitive purchase agreement (the “Purchase Agreement”) with Foster Wheeler Energy Services, Inc., a California corporation (“FWESI”), to acquire substantially all of the equipment, inventory, and other physical assets of FWESI’s thermal spray coatings business unit (the “Purchase Assets”).  The business unit was engaged in the business of applying thermal spray metallic coatings in industrial applications, including primarily the oil drilling industry.  The transaction closed on June 1, 2007.  The purchase price of the Purchased Assets was $750,000, of which $300,000 was paid on the closing date.  The balance of the purchase price is payable as follows:  $100,000 on December 1, 2007, $100,000 on March 1, 2008, $100,000 on June 1, 2008, and $150,000 due on June 1, 2009.  The Company’s payment of the purchase price is secured by a security interest in the Purchased Assets.   The Purchase Agreement also provides that FWESI will engage the Company as its exclusive subcontractor through December 1, 2009 to perform any work on FWESI projects that require the use of the Purchased Assets.  The Company will continue to operate the acquired thermal spray business from FWESI’s business location in Dothan, Alabama, and the Purchased Assets will be operated as a part of the Company’s Liquidmetal Coatings business unit.

Also on June 1, 2007, the Company also entered into a transaction with Grace Metal, a South Korean corporation (“GM”), under which (i) GM agreed to purchase from the Company various equipment (including die casting machines and vacuum induction melters) used in the Company’s bulk amorphous alloy business segment and (ii) the Company granted GM an exclusive license to manufacture products made from bulk Liquidmetal alloys for customers whose principal headquarters or whose major operations are located in the Republic of Korea.  The principal purposes of the transaction (“GM Transaction”), which closed on June 1, 2007, were to raise capital for the Company, to shift the cost and burden of the Company’s South Korean manufacturing operations to a third party as the Company prepares to shift manufacturing activities to China, and to provide a way to dispose of older casting equipment as the Company prepares to implement next-generation casting equipment.  Under an Equipment Purchase Agreement between the Company and GM, GM agreed to buy the purchased equipment for a total purchase price of $2,000,000, of which $400,000 is due in June 2007, with the balance being payable upon the commissioning of the purchased equipment, which the Company anticipates will be completed on or around the end of the third quarter of 2007.  The Equipment Purchase Agreement provides that delivery of the equipment can be delayed to accommodate the Company’s continuing manufacturing needs, and it also provides that the Company will retain a security interest in the purchased equipment until full payment of the purchase price.

In connection with the GM Transaction, GM and the Company also entered into a License Agreement under which GM will have the exclusive license, for a period of 10 years, to manufacture Liquidmetal alloy products for customers whose principal headquarters or major operations are based in the Republic of Korea.  In consideration of the license, the Company will be entitled to royalty of 10% of GM’s net sales of licensed products (unless GM’s margin on the products falls below specified levels, in which case a new royalty will be negotiated in good faith).  The agreement provides that the Company may convert the license to a non-exclusive license in the event that the net sales in the second year of the contract or thereafter are not sufficient to result in royalties of $500,000 or more per year.  The agreement also provides that GM will be required to purchase all alloy feedstock from the Company, and the Company will have the right to continue to manufacture Liquidmetal alloy products for South Korean customers until all purchased equipment has been commissioned.  GM was formed by an investor group that includes the former Founder and director of the Company, James Kang, who is also the brother of John Kang, Chairman of the Board of the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Larry Buffington
Larry Buffington,
President and Chief Executive Officer

Date:  June 6, 2007